07026837

GLOBEX

PRESS RELEASE

Ref.: File no. 82-4025

Globex Mining Enterprises Inc.

"At Home in North America"

17,487,674 shares issued and outstanding

September 4, 2007

GLOBEX COMPLETES $4.0 MILLION FINANCING

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** announces the closing of a $4,000,000 private placement of 806,724 common shares. As part of this transaction, the subscriber will purchase 235,294 Globex "hard-dollar" common shares at a price of $4.25 per share for a total of $1 million and 571,430 "flow through" common shares at a price of $5.25 per share for a total of $3 million

The subscriber is a Canadian institutional investor and the shares issued under the placement are subject to a four month regulatory hold period. Proceeds from the private placement will be used to explore properties in Quebec and for general Company purposes.

Laurentian Bank Securities acted as Globex's financial adviser in relation to this private placement and will receive a fee for its services.

Globex remains committed to the disciplined approach to capital markets that it has been know for since it began as a public company. The current financing was carried out in light of the amount of work projected for 2008, and the fair price offered for the shares issued under the private placement.

We Seek Safe Harbour.

SUPPL

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements
Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

9/24

END